

07006854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC MAIL PROCESSING SECTION
MAR - 8 2007
WASHINGTON, DC
151

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 09 2007
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67249 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investor Wholesale BD, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32901 Middlebelt Road, Suite 700
(No. and Street)

Farmington Hills (City) Michigan (State) 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Leibowitz 248-737-6989
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kessler, Charles P.
(Name – *if individual, state last, first, middle name*)

31800 Northwestern Hwy (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MICHAEL LEIBOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESCOR WHOLESALE BD, INC., as of FEBRUARY 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNETTE M. BROWN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jun 3, 2011
ACTING IN COUNTY OF



Signature

PRESIDENT + CEO
Title

Annette M. Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**KESSLER & ASSOCIATES, P.C.**
**31800 NORTHWESTERN HIGHWAY, SUITE 110**
**FARMINGTON HILLS, MICHIGAN 48334**
**(248)-855-4224**

# INDEPENDENT AUDITOR'S REPORT

February 28, 2007

To the Board of Directors and Stockholders of:
INVESCOR WHOLESALE BD, INC.
32901 MIDDLEBELT ROAD
SUITE 700
FARMINGTON HILLS, MI 48334

We have audited the accompanying balance sheet of INVESCOR WHOLESALE BD, INC. (a Michigan Corporation) as of December 31, 2006, and the related statements of income and retained earnings and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Auditing Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESCOR WHOLESALE BD, INC. as of December 31, 2006, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

***KESSLER & ASSOCIATES, P.C.***

# INVESCOR WHOLESALE BD, INC.
# BALANCE SHEET
# As of December 31, 2006

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash in Bank | $ 19,962 | |
| **Total Current Assets** | | 19,962 |
| **TOTAL ASSETS** | | $ 19,962 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ 2,848 | |
| **Total Current Liabilities** | | 2,848 |
| **STOCKHOLDER'S EQUITY** | | |
| Capital Stock | 25,000 | |
| Retained Earnings | (7,886) | |
| **Total Stockholder's Equity** | | 17,114 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | | $ 19,962 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

# INVESCOR WHOLESALE BD, INC.
# STATEMENT OF RETAINED EARNINGS
# As of December 31, 2006

| | 12 Months Ended December 31, 2006 | |
|---|---|---|
| Beginning of Period | $ | (1,056.24) |
| Net Loss | $ | (6,830.36) |
| **RETAINED EARNINGS END OF YEAR** | $ | (7,886.60) |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

# INVESCOR WHOLESALE BD, INC.
# INCOME STATEMENT
## For the Year Ended December 31, 2006

| | | December 31, 2006 | % |
|---|---|---|---|
| **Revenue** | | | |
| Sales | $ | 41,000.00 | 100.00 |
| **Operating Expenses** | | | |
| Bank Charges | | 8.58 | 0.02 |
| Commissions | | 20,250.00 | 49.39 |
| Dues and Licenses | | 300.00 | 0.73 |
| Insurance - General | | 349.00 | 0.85 |
| Legal and Accounting | | 15,476.33 | 37.75 |
| Licenses and Permits | | 4,080.00 | 9.95 |
| Office Expense | | 91.45 | 0.22 |
| Registration Fees | | 7,275.00 | 17.74 |
| **Total Operating Expenses** | | 47,830.36 | 116.66 |
| **Net Loss** | $ | (6,830.36) | (16.66) |

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

# INVESCOR WHOLESALE BD, INC.
# STATEMENT OF CASH FLOWS
# For the Year Ended December 31, 2006

| | | 2006 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ | (6,830.36) |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | | |
| Losses (Gains) on sales of Fixed Assets | | 0.00 |
| Decrease (Increase) in Operating Assets: | | |
| Increase (Decrease) in Operating Liabilities: | | |
| Accounts Payable | | 2,848.33 |
| Accrued Liabilities | | 0.00 |
| Total Adjustments | | 2,848.33 |
| **Net Cash Provided Bv (Used in) Operating Activities** | | (3,982.03) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Proceeds From Sale of Fixed Assets | | 0.00 |
| **Net Cash Provided Bv (Used In) Investing Activities** | | 0.00 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Increase in Capital Stock | | 15,000.00 |
| Proceeds From Sale of Stock | | 0.00 |
| **Net Cash Provided Bv (Used In) Financing Activities** | | 15,000.00 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | 11,017.97 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | | 8,943.76 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ | 19,961.73 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

**INVESCOR WHOLESALE BD, INC.**
**Computation of Net Capital and Aggregate Indebtedness**
**Under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2006**

| | |
|---|---|
| Total Assets | $ 19,962 |
| Less Total Liabilities | 2,848 |
| Net Worth | $ 17,114 |
| Less Nonallowable Assets | - |
| Tentative Net Capital | $ 17,114 |
| Less Haircuts | - |
| Net Capital | $ 17,114 |
| Minimum Net Capital Per Rule 15c3-1 | 5,000 |
| Excess Net Capital | $ 12,114 |
| Ratio of aggregate indebtedness to net capital | 16.64% |

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

**INVESCOR WHOLESALE BD, INC.**
**Notes to Financial Statements**
**December 31, 2006**

## NOTE 1: NATURE OF OPERATIONS AND ACCOUNTING METHODS:

**Summary of Significant Accounting Policies:**
The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

**Cash and Cash Equivalents:**
The Company treats demand deposits, cash on hand, savings accounts subject to withdrawal without penalty, certificates of deposit, and similar instruments with a maturity of three months or less when acquired to be cash equivalents. The Company does not recognize marketable securities, held for investment, as cash equivalents.

**Use of Estimates:**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Federal Income Taxes:**
INVESCOR WHOLESALE BD, INC. was incorporated on June 9, 2005. The Company, with the consent of its stockholder, has elected to be an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

## NOTE 2: GOING CONCERN:

These financial statements have been prepared on the basis of accounting principles applicable to a going concern. This basis assumes that assets will be realized and liabilities will be paid in the normal course of continuing operations. The realization of assets and payments of liabilities in the normal course of business will be dependent on future profitability and the future ability to generate sufficient cash. If the Company is unable to attain adequate profitability and/or cash flow, or if other adverse circumstances interrupt the continuity of the business, the realization of assets and the order of maturity of liabilities may be affected. As of December 31, 2006, the Company is following all of the required business and accounting principles of a going concern.

**KESSLER & ASSOCIATES, P.C.**
**31800 NORTHWESTERN HIGHWAY, SUITE 110**
**FARMINGTON HILLS, MICHIGAN 48334**
**(248)-855-4224**

Invescor Wholesale BD, Inc. is not subject to the reserve requirements of Rule 15c3-3 because they do not hold customer accounts, funds, or securities.

END